Exhibit 99.1

New MUSE™ System Patient Experience Data To Be Presented During Digestive Disease Week® (DDW) 2016

OMER, Israel, May 16, 2016 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced the presentation of new MUSE™ System patient experience data at the upcoming Digestive Disease Week® (DDW), being held in San Diego, Calif., from May 21-24, 2016.

“We look forward to sharing the clinical findings on patient outcomes following procedures conducted with the MUSE system,” stated Chris Rowland, CEO of Medigus. “MUSE addresses unmet need in long-term GERD care and has the potential to help millions of people suffering from the troublesome symptoms of acid reflux, who fall within the widening treatment gap between drug therapy and invasive surgical procedures.”

The MUSE system allows physicians to perform transoral fundoplication for the treatment of GERD (gastroesophageal reflux disease), often referred to as acid reflux. GERD is among the most common chronic conditions in the U.S. In fact, it impacts up to 60% of American adults and GERD-related hospitalizations increased more than 200% in recent years.1

MUSE Poster Presentation – Tuesday, May 24, from 12 noon-2 pm PT
Ultrasonic Assisted Endoscopic Full Thickness Fundoplasty, Single Center Experience in the First 14 U.S. Patients, during Poster Session # 2433544
Ali Lankarani, MD1, Anand Patel, MD1, John Petersen, DO1, Scott Cooper MD1, Jose Nieto, DO1

1 Borland Groover Clinic, Advanced Therapeutic Endoscopy Center, Jacksonville, FL, USA

DDW attendees can visit the Medigus booth (#1019) to learn more about the MUSE system, or visit www.medigus.com.

About MUSE
The MUSE™ system is a leading technology in Transoral Fundoplication (TF) procedures. The system allows a single physician or surgeon to perform anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. The intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also has obtained the necessary licenses to market the product in Canada and Israel. For more information, visit www.RefluxHelp.com.

1 http://www.hcup-us.ahrq.gov/reports/statbriefs/sb44.jsp

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals. MUSE is gaining adoption in key markets around the world – it is available in world-leading healthcare institutions in the U.S., Europe and Israel. Medigus is also in the process of obtaining regulatory clearance in China. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.RefluxHelp.com.

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com

INVESTOR RELATIONS CONTACT (U.S.):
David Carey
Lazar Partners Ltd.
212-867-1762
dcarey@lazarpartners.com

INVESTOR RELATIONS CONTACT (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il